EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 17, 2009, relating to the financial statements of Crocs, Inc. and subsidiaries, (the Company) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (a) the existence of substantial doubt about the Company’s ability to continue as a going concern and (b) the adoption on January 1, 2007, of the Financial Accounting Standards Board’s Interpretation No. 48, Accounting for Uncertainty in Income Taxes), and the effectiveness of Crocs, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Crocs, Inc. for the year ended December 31, 2008 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Denver, Colorado

May 21, 2009